

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 6, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Sean P. Hennessy
Senior Vice President - Finance and CFO
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

  RE: Form 10-K for the year ended December 31, 2009
     File No. 1-4851

Dear Mr. Hennessy:

  We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Exhibit 13</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies

Accounts Receivable, page 14

2. Please expand your discussion to address which statements of consolidated income line items are used to record accounts receivable allowances as well as how you determine which line item to use to record these allowances. Specifically, please disclose in which circumstances you record accounts receivable allowances as a reduction to net sales and in which circumstances you record accounts receivable allowances as an increase to selling, general and administrative expenses or other expense line items. Please clarify if any of the allowances recorded as selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness such as for disputed invoices or pricing discrepancies. If so, tell us the corresponding amounts recorded during each of three years ended December 31, 2009.

Purchase Accounting, Goodwill and Intangible Assets, page 15

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - You disclose that a reporting unit is a reportable operating segment or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. Please expand your disclosures to disclose what your actual reporting units are; and
   - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
     o Identify the reporting unit;
     o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     o The amount of goodwill;
     o A description of the assumptions that drive the estimated fair value;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
     o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Financial Condition, Liquidity and Cash Flow

Overview, page 19

4. You discuss net income adjusted for noncash items on pages 19 and 25. Given that this amount appears to constitute a non-GAAP financial measure, please provide the disclosures required by Item 10(e) of Regulation S-K.

Cash Flow, page 25

5. You state that management considers a measurement of cash flow that is not in accordance with US GAAP to be a useful tool in determining the discretionary portion of your net operating cash. Please ensure that you discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Covenant, page 30

6. Your disclosures indicate that the only financial covenant contained in your debt agreements is related to consolidated leverage. Please disclose the specific terms of the consolidated leverage covenant with any required ratio. Please disclose the actual ratio as of each reporting date if it is reasonably likely that you will not be able to meet such covenant. Please also consider showing the specific computations used to arrive at the actual ratio with a corresponding reconciliation to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Results of Operations, page 31

7. Please also discuss with quantification the business reasons for changes in administrative expenses as reported in your reconciliation from each segment's profit

to consolidated income before income taxes or clearly reconcile for each period presented between the various administrative amounts discussed in MD&A and the administrative expenses amount shown in the segment reconciliation. When there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change.

8. You provide a discussion of administrative expenses not included in SG&A, which you state decreased $8.6 million in 2009. It is not clear how you arrived at the $8.6 million as well as which line item(s) are being included in this discussion. Please clarify as necessary.

Financial Statements

Consolidated Balance Sheets, page 41

9. The other accruals line item represents approximately 31% of your total current liabilities at December 31, 2009. If applicable, please separately present on the face of the balance or in a note to the financial statements any item that is in excess of 5%. Refer to Rule 5-02.20 of Regulation S-X.

Statements of Consolidated Cash Flows, page 42

10. You present the net increase (decrease) in long-term debt rather than separately presenting the proceeds received from and repayments of long-term debt. Please present these amounts on a gross basis or tell us how you determined your net presentation was appropriate. Refer to ASC 230-10-45-26.

Note 1 – Significant Accounting Policies

Property, Plant and Equipment, page 46

11. Please disclose the income statement line item(s) in which you include depreciation and amortization. If you do not allocate a portion of these amounts to cost of goods sold, please tell us what consideration you gave to SAB Topic 11:B.

Note 3 – Loss on Dissolution of a Foreign Subsidiary, page 51

12. Please tell us what consideration you gave to ASC 830-30-40 in regards to any accumulated translation amounts associated with the European subsidiary which was dissolved.

Note 5 – Goodwill, Intangible and Long-Lived Assets, page 51

13. In the summary of changes in the carrying value of goodwill by reportable operating
    segment provided on page 53, there appear to be significant changes due to currency
    and other adjustments for the year ended December 31, 2009. In this regard,
    goodwill increased by 89% from $37.9 million to $71.8 million for the global finishes
    group segment due to currency and other adjustments. For any significant changes
    which are not currency related, please expand your disclosure to explain the reason
    for the change.

Note 15 – Income Taxes, page 72

14. It appears that the new health care legislation enacted in 2010 may impact your
    financial statements pursuant to ASC 740-10-35-4. We remind you to disclose the
    impact of any adjustments that are made as a result of the new legislation, if material.
    Refer to ASC 740-10-50-9.

Note 10. Litigation, page 65

Insurance Coverage Litigation, page 68

15. An ultimate loss in the insurance coverage litigation would mean that insurance
    proceeds could be unavailable under the policies at issue to mitigate any ultimate
    abatement related costs and liabilities. Please further clarify in your disclosures the
    impact the ultimate loss in insurance coverage litigation could have on your financial
    statements. For example, please clarify whether you have recorded any assets related
    to these expected insurance recoveries or otherwise assumed that these insurance
    proceeds would be received in any accounting estimates that you have made. Refer
    to ASC 450-20-50.

Note 12 – Stock Purchase Plan and Preferred Stock, page 69

16. Please disclose how the convertible preferred stock related to the employee stock
    ownership plan is treated for purposes of determining earnings per share amounts
    pursuant to ASC 718-40. Please also tell us what consideration you gave as to
    whether the ESOP trust is a variable interest entity pursuant to ASC 810-10.

Note 16 – Net Income Per Common Share, page 74

17. You determined that the use of the two-class method of computing earnings per share
    does not have a significant impact on your basic and diluted earnings per share
    calculations. The treasury stock method continues to be disclosed. Please help us
    understand how you determined that you did not need to use the two-class method of

computing earnings per share. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

Note 19 – Reportable Segment Information, page 75

18. Because of your diverse operations, the chief operating decision maker regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Given that the chief operating decision maker uses additional financial information, which appears to be at a level lower than your current operating segments, for performance assessment and resource allocation, please clarify in your disclosure your consideration of this additional financial information in determining your operating segments pursuant to ASC 280-10-50-1.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief